Mail Stop 3561

October 27, 2005

David P. Noyes
Chief Financial Officer
Oxford Media, Inc.
One Technology Drive, Building H
Irvine, CA 92618

> **RE: Oxford Media, Inc.**
> **Item 4.01 Form 8-K filed October 21, 2005 as amended October 25, 2005**
> **File No. 0-51125**

Dear Mr. Noyes:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. Your disclosure with respect to the former accountants' report only covers the report for the most recent year. Please revise to disclose the nature of the accountants' reports for either of the past two years. See Item 304(a)(1)(ii) of Regulation S-B. In this regard we note that the report on the November 30, 2003 financial statements included a going concern modification. Please revise.

2. Please revise to state if there were any disagreements with the former accountants for either of the past two years or the subsequent interim period through the date of dismissal. We do not believe it is appropriate to limit any disagreement to matters that arose in connection with the audit; you should disclose disagreements that arose in connection with any work that the former auditors performed. Please revise to delete the limiting language or advise. See Item 304(a)(1)(iv)(A) of Regulation S-B.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Your amended filing should include a cover letter providing the information and representations requested above. Please file the cover letter as correspondence on our EDGAR system when you file the Form 8-K/A. The amendment should include an updated letter from the former accountants. Any questions regarding the above should be directed to Robert Burnett, Staff Accountant, at (202) 551-3330, or in his absence, to me at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief